UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ____)*

HORIZON TECHNOLOGY FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44045A 102
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: ANHOLT INVESTMENTS LTD. (FORMERLY KNOWN AS COMPASS GROUP INVESTMENTS, LTD.)

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,258,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,258,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,258,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: COMPASS HORIZON PARTNERS, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,258,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,258,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,258,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,258,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,258,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,258,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

SCHEDULE 13D

CUSIP No. 44045A 102

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,258,249

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,258,249

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,258,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

ITEM 1. SECURITY AND ISSUER

The title of the class of equity securities to which this statement relates is common stock.  The name of the issuer of such securities is Horizon Technology Finance Corporation, and the address of its principal executive offices is 76 Batterson Park Road, Farmington, Connecticut  06032.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D relates to, and is filed on behalf of, the following reporting persons:

•
Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) (“Anholt”), a Bermuda exempted company.  Its principal business is the making of investments and its principal office is at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•
Compass Horizon Partners, LP, a Bermuda exempted limited partnership.  Its principal business is the making of investments and its principal office is at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•
Navco Management, Ltd. (“Navco”), a Bermuda exempted company.  Its principal business is the making of investments and its principal office is at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM08, Bermuda.

•
Path Spirit Limited (“Path”), an English company limited by guarantee.  Its principal business is to act as the trust protector for The Kattegat Trust and its principal office is at 10 Norwich Street, London EC4A 1BD, United Kingdom.

Anholt is managed by Thomas K.Y. Hsu, a director and President, Peter Antturi, a director, and Vice President and Cora Lee Starzomski, a director and Treasurer.

Compass Horizon Partners, LP is owned by Concorde Horizon Holdings LP and Navco and managed by Navco.  Concorde Horizon Holdings LP is owned by Anholt  and Navco and managed by Navco.

Navco is managed by Thomas K.Y. Hsu, a director, Peter Antturi, a director, and Cora Lee Starzomski, a director.

Anholt and Navco are wholly owned by Kattegat Limited, a Bermudian exempted company with its principal office at 69 Pitts Bay Road, Belvedere Building – 4th Floor, Hamilton HM 08, Bermuda.  Kattegat Limited was formed for the purpose of holding and managing the endowed assets of The Kattegat Trust and is wholly owned by The Kattegat Trust.  The Kattegat Trust is a Bermudian charitable trust, engaged in the principal business of distributing income for charitable purposes, with its principal office at 2 Reid Street, Hamilton HM 11, Bermuda.  The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited, a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda.  Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust, a Bermudian purpose trust with its principal office at Thistle House, 4 Burnaby Street, Hamilton HM 11, Bermuda, formed for the sole purpose of holding the shares of Kattegat Private Trustees (Bermuda) Limited. Path is the trust protector for The Kattegat Trust.

The members/directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Arthur F. Coady.

In the past five years, none of Anholt, Compass Horizon Partners, LP, Navco or Path, nor any of the respective directors and executive officers thereof named above, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Peter Antturi's business address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a business advisor and a director of Anglemont Financial Services Ltd. (a provider of administrative and clerical services), whose address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a citizen of Canada.

Cora Lee Starzomski's business address is Belvedere Building – 4th Floor, Hamilton, HM 08, Bermuda.  Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building – 4th Floor, Hamilton HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is a citizen of Denmark.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the president of Melgaard Farm, a leading producer of pork in Denmark. Mr. Kjærgaard is a citizen of Denmark.

Arthur F. Coady’s business address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is employed by Concord Equity Inc., an investment and holding company, whose address is Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, The Bahamas.  Mr. Coady is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As of October 29, 2010, an exchange agreement was executed among Compass Horizon Partners, LP, HTF-CHF Holdings LLC, Compass Horizon Funding Company, LLC and Horizon Technology Finance Corporation, pursuant to which Compass Horizon Partners, LP and HTF-CHF Holdings LLC exchanged their respective interests in Compass Horizon Funding Company, LLC for respective portions of the shares of common stock of Horizon Technology Finance Corporation (“Shares”).  Immediately prior to the exchange, Compass Horizon Partners, LP and HTF-CHF Holdings LLC were the only holders of interests in Compass Horizon Funding Company, LLC, and Compass Horizon Funding Company, LLC was the sole owner of the Shares.  As a result of the exchange, each of Compass Horizon Partners, LP and HTF-CHF Holdings LLC became the owners of the Shares, and Horizon Technology Finance Corporation became the sole holder of the interests in Compass Horizon Funding Company, LLC.  In exchange for its interests in Compass Horizon Funding Company, LLC, Compass Horizon Partners, LP received 2,598,249 Shares.

On Nov. 3. 2010, the initial public offering of Shares of Horizon Technology Finance Corporation (the “IPO”) was consummated.  The IPO consisted of the issuance, offer and sale by Horizon Technology Finance Corporation of 4,910,000 new Shares and the offer and sale by Compass Horizon Partners, LP of 1,340,000 of its Shares.  The IPO was conducted pursuant to an underwriting agreement entered into as of October 28, 2010 among Horizon Technology Finance Corporation, Compass Horizon Partners, LP and the several underwriters of the IPO, including Morgan Stanley & Co. Incorporated and UBS Securities LLC, among others.  The price per Share to the public of the Shares offered in the IPO was $16.00.  The proceeds to Compass Horizon Partners, LP from the sale of its Shares in the IPO, after deducting the underwriters’ discounts and commissions but before deducting any expenses, were $19,939,200.  Following consummation of the IPO, the number of Shares owned by Compass Horizon Partners, LP was 1,258, 249.

The actions taken by Compass Horizon Partners, LP in connection with the transactions and agreements described above were taken for the benefit of Anholt, as beneficial owner of the Shares owned by Compass Horizon Partners, LP, and at the direction of Anholt, Concorde Horizon Holdings LP and Navco.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transactions described in Item 3, above, was for Anholt to dispose of 1,340,000 of the Shares, as described in Item 3, above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Anholt is the beneficial owner of 1,258,249 Shares, representing approximately 16.7% of the outstanding Shares.  The 1,258,249 Shares are owned directly by Compass Horizon Partners, LP, which is owned by Concorde Horizon Holdings LP and Navco.  Concorde Horizon Holdings LP is owned by Anholt and Navco.  Anholt and Navco are wholly owned by Kattegat Limited.  Kattegat Limited is wholly owned by The Kattegat Trust.  The trustee of The Kattegat Trust is Kattegat Private Trustees (Bermuda) Limited.  Kattegat Private Trustees (Bermuda) Limited is wholly owned by The Lund Purpose Trust.  Path is the trust protector for The Kattegat Trust.

Compass Horizon Partners, LP, Navco and Path disclaim beneficial ownership of the Shares, except to the extent of their respective pecuniary interests therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

As described in Item 3, above, with respect to the Shares, Compass Horizon Partners, LP entered into (i) as of October 29, 2010, an exchange agreement with HTF-CHF Holdings LLC, Compass Horizon Funding Company, LLC and Horizon Technology Finance Corporation, and (ii) as of October 28, 2010, an underwriting agreement with Horizon Technology Finance Corporation and the several underwriters of the IPO.

Pursuant to the underwriting agreement, Compass Horizon Partners, LP and certain other persons have agreed to certain lock-up arrangements restricting the disposition of such persons’ Shares for certain periods of time following the IPO.  Pursuant to these arrangements, Compass Horizon Partners, LP may not (subject to certain exceptions), for a period of 180 days from October 28, 2010 (subject to certain possible extensions of such period), without the prior written consent of underwriters Morgan Stanley & Co. Incorporated and UBC Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Shares or any securities convertible into or exercisable or exchangeable for Shares or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Shares or (iii) file any registration statement with the U.S. Securities & Exchange Commission (the “SEC”) relating to the offering of any Shares or any securities convertible into or exercisable or exchangeable for Shares.

The underwriting agreement contains certain additional, customary terms binding on Compass Horizon Partners, LP and the other parties thereto, including certain provisions relating to indemnification and contribution.

Copies of the forms of exchange agreement and underwriting agreement have been publicly filed as Exhibits (k)(4) and (h), respectively, to the registration statement on Form N-2 (No. 333-165570), as amended, of Horizon Technology Finance Corporation filed with the SEC in connection with the IPO.  Exhibit (k)(4) was so filed as of July 20, 2010 and Exhibit (h) was so filed as of July 2, 2010.

Except as described above in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the Shares.  None of the Shares currently owned by Compass Horizon Partners, LP have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The following items publicly filed with the SEC are hereby incorporated by reference as exhibits to this statement: (1) the form of exchange agreement among Compass Horizon Partners, LP, HTF-CHF Holdings LLC, Compass Horizon Funding Company, LLC and Horizon Technology Finance Corporation filed as of July 20, 2010 as Exhibit (k)(4) to Pre-Effective Amendment No. 3 to the registration statement on Form N-2 (No. 333-165570) of Horizon Technology Finance Corporation, filed with the SEC in connection with the IPO, and (2) the form of underwriting agreement among Horizon Technology Finance Corporation, Compass Horizon Partners, LP and the several underwriters of the IPO filed as of July 2, 2010 as Exhibit (h) to Pre-Effective Amendment No. 2 to the registration statement on Form N-2 (No. 333-165570) of Horizon Technology Finance Corporation, filed with the SEC in connection with the IPO.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 8, 2010	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: November 8, 2010	COMPASS HORIZON PARTNERS, LP

	By:	Navco Management, Ltd., its General Partner

/s/ Cora Lee Starzomski, Director

Date: November 8, 2010	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: November 8, 2010	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director